FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number 000-26165

IQ POWER AG
(Translation of registrant’s name into English)

Erlenhof Park Inselkammer Strasse 4 D-82008 Unterhaching, Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iQ POWER AG

Date: June 24, 2005	By: “Peter E. Braun” Peter E. Braun Chief Executive Officer

Corporate Announcement

iQ Power Stock Admitted to DTC Link

Starting right now iQ Power shares can be rapidly transferred between accounts in North America and Germany

21 June 2005, Munich/Zug – Shares of iQ POWER AG (ISIN: CH0020609688, WKN: A0DQVL, IQPB) are now listed on the DTC Link, an electronic system for rapid cross-border securities clearing transactions between leading custodial banks. iQ POWER shareholders can use their banks to transfer iQ POWER securities between accounts and portfolios in North America and Germany more quickly and efficiently. For example, U.S. shareholders can now easily shift their shareholdings to a custodial account at a bank in Germany. With DTC Link, iQ POWER is pleased to provide its shareholders the kind of convenience that usually only major stock corporations offer their investors.

About iQ Power AG
Headquartered in Zug/Switzerland, iQ Power AG specializes in the development and marketing of intelligent systems solutions for electrical energy management (Smart Energy Management, SEM) in the power and wiring systems of automobiles and other forms of transportation. Among the company’s many achievements was the world’s first software-managed, intelligent car battery. The development unit is iQ Power Deutschland GmbH of Munich and a wholly owned subsidiary of iQ Power AG. iQ Power AG is a publicly listed stock corporation, whose shares are traded on the Nasdaq OTC-BB (IQPOF), over the counter on the Frankfurt and Berlin Stock Exchanges, as well as on XETRA (IQPB, WKN: A0DQVL). – Please visit www.iqpower.com.

Further Information:	Peter E. Braun President of the iQ Power AG Board of Directors TEL: +49-089-61-44-83-10 FAX: +49-089-61-44-83-40 E-Mail: peter.braun@iqpower.com